

September 20, 2016

Valter Moro
Chief Executive Officer
Endesa Americas, S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Endesa Americas, S.A.**
> **Schedule 14D-9**
> **Filed September 14, 2016**
> **File No. 005-89569**

Dear Mr. Moro:

We have reviewed the filing listed above and have the following comment. Please respond to this letter by amending the filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please make the disclosures required by Item 1012(c) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to our comment, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions